INVEST IN **CALLED HIGHER STUDIOS**

# The World's First Christian, Fan-Owned Faith Based Movie Studio



## Highlights

## Highlights

1. Over 6000 Investments have already been made into Called Higher Studios.
2. We've Raised Over $1.9 Million Dollars To Date from Fan Investors
3. Our First Film, Camp Hideout, Has Been Sold
4. Large Market: Faith driven consumers spend approximately $2 trillion dollars per year
5. Our team has produced feature films that have been distributed Theatrically, Netflix & Wal-Mart
6. Great Opportunity: Potential to Spread the Gospel while building a profitable company

6. Great Opportunity: Potential to Spread the Gospel while building a profitable company

7. Over $2,000,000 in Deferred Revenue in 2021

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## Our Team



### Jason Brown

Jason Brown has produced feature films that have been distributed by Netflix & Walmart. Additionally, he founded a production company which helped to create over 300 hours of network television.

> Our goal is to spread the name of Christ through film and television. We've been given talents and the best way that we know how to use them is in the industry that we love, but we don't want to do it alone...that's where YOU come in. We want to do it as a community of believers and investors, together We Are the Called!



### Ash Greyson

Ash's marketing campaigns have played an integral part in the success of many films including God's Not Dead that produced over 60 million dollars in the box office and 2016: Obama's America, the second highest grossing film in its genre.



**Phillip Glasser**

As an actor, Phil worked with Spielberg as the voice of Fievel in "An American Tail". As a Producer, he's made films with MGM, Lionsgate, Dreamworks, & more. He has produced over 40 films, and worked with stars such as Robert DeNiro & John Travolta



**Jason Mccann**

Jason is the CEO of Tic Tac Toy Inc, a collection of YouTube and Roku family entertainment channels with over 6 million total followers and nearly 4 billion views. His clients include Mattel, Vrbo, Nestle, Disney, Amazon, Nintendo, and more.

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## Pitch


It is worth the investment if only one person turns to Jesus through the films of Called Higher Studios.
Angie Swihart
Actual Investor[1]

**THE PROBLEM: The Media World Needs the Gospel**

As Christians, we are called to love people and spread the gospel of Jesus Christ. Currently, there is not enough quality Christian content being made, but there is no shortage of secular content for our children to watch. This content promotes principles that go against our core beliefs and together we can change that. There are faith-based movies and television shows that exist, but there is currently NO OPPORTUNITY for YOU to be a part of it. UNTIL NOW...

There is a huge base of Christian content creators, fans, and investors, with exciting ideas, who want to PARTICIPATE in projects with people who believe what they believe...who hold the same passions and values as they do and who want the OPPORTUNITY to SHARE in potential PROFITS.


We're not a movie company...we're a movie community.
Real Called Higher Studios Investors


Because Jesus said, "Go ye into all the world and preach the gospel..." I can't physically go myself but a movie can reach the uttermost parts of the world!
Susan Massengale

Actual Investor[1]

**THE SOLUTION: We are the First, Fan-owned Christian Movie Studio**

New streaming services are popping up all over the place, Apple and Disney+ are just a few...and they are well-capitalized and need content. Called Higher Studios is giving millions of Christian fans the opportunity to serve by creating content that honors God's values AND the opportunity to share in the business!

We're giving you a voice in the TV and Movie industry. YOU own the company, therefore you own a piece of every project that we do! Together, we will leverage the power of community to make better faith-based movies, and together, we'll make the company great.


JOIN THE MOMENTUM...
6,000+
Investments
$2,000,000+
2021 Revenue*
Strong Foundation
Early Quick Wins
Fan-Owned

* All film sales revenue that is received is booked as "Deferred Revenue" per GAAP standard accounting principles until an asset, such as a film, is completed, at that time deferred revenue is moved to gross revenue and recognized.

**OUR TRACTION: Strong Foundation + Early Quick Wins = Momentum**

Called Higher is in an exciting stage of development. We've just produced our first feature film, *Camp Hideout,* a family-friendly comedy about a young kid named Noah who learns the value of unconditional love in a fun and exciting way. Built to attract kids and plant seeds of the gospel, this movie has elements of *Earnest Goes to Camp meets Home Alone. Noah, our main character is hiding from a couple of bad guys at a church camp, when the Talaris find him. All of the kids show him the love of Jesus by taking up for him...and helping him "beat up" on the bad guys Camp Style!*

And GREAT NEWS, our film *Camp Hideout* has already been PRE-SOLD!!!


OUR FIRST BIBLICAL FILM...
...HAS ALREADY BEEN PRE-
SOLD
CAMP HIDEOUT

**THE MARKET: Faith-driven consumers spend around $2 TRILLION dollars annually...Yes Trillion with a "T"**

While 71% of Americans self-identify as "Christian", there is a rapidly emerging and economically powerful subset known as Faith-Driven Consumers. These consumers constitute 17% of the American adult population, which is approximately 41 Million people. Along with producing faith-based movies, there

approximately [illegible] million people. Along with producing faith-based movies, there is a broader market opportunity to serve this community with additional faith-based products such as merchandise, books, religious study materials, and more. The current Christian publishing market has been estimated at $1.2 Billion [2].

***All we need is the final ingredient, that's YOU. You are our strategic advantage. As a crowd and community, we can be UNSTOPPABLE.***



THE PASSION OF THE CHRIST
Grossed
Over $370 Million
Heaven is for Real
Grossed
Over $91 Million
I CAN ONLY IMAGINE
Grossed
Over $83 Million
WAR ROOM
PRAYER IS A POWERFUL WEAPON
Grossed
Over $67 Million
MIRACLES from HEAVEN
Grossed
Over $61 Million
GOD'S NOT DEAD
THE MOVIE
Grossed
Over $60 Million

* while we believe these are comparable films, it is not guaranteed that we will gross similar revenues



I invested in Called Higher Studios, because GOD's word says, 'Where two or three are gathered in HIS name, HE is there in the midst of them!
Wesley Johnson
Actual Investor[1]

**WHAT WE DO: Our model is revolutionary, forward-thinking, and Christ-centered**

Called Higher Studios is a professional movie studio. We will do exactly what our founders have done in the past, create high-quality feature films and television entertainment. The strategic advantage and opportunity is partnering with YOU, the fans. By creating a community of passionate Christian fans, we are closer to our consumers than any of our competitors. By creating a relationship with you, together we will be able to create films that you desire and want to see. After WE produce the films, together WE will distribute the film and use our collective VOICE to market and distribute our CREATION!



Streaming companies distribuitng faith based content
NETFLIX
hulu
PURE FLIX
prime
Studios currently making faith based content
SONY
AFFIRM FILMS
A Sony Company
PURE FLIX
KINGDOM STUDIOS

**THE BUSINESS MODEL: Create and distribute quality entertainment**

The faith-based genre is one of the few genres where it is possible to create a film for under $2 Million dollars and have potential returns of 30X or higher ( *obviously these returns are not guaranteed). For example, the 2014 film "God's Not Dead" had an estimated production budget of approximately $2,000,000 and grossed approximately $60,755,732 in the domestic box office theatrical release. [3]


"WHAT DO YOU BELIEVE?"
GOD'S NOT DEAD
$60,755,732
30x
$2,000,000
Production Budget
Gross Revenue

**HOW WE ARE DIFFERENT: We openly share our faith**

Our mission is "**To serve God by creating content that inspires, teaches, and introduces people to Christ, Christian principles, and a pathway to salvation.**" That's how we're different, we believe that God created us for COMMUNITY and we are going to run our business that WAY. We're going to openly use our platform and our content to share the message of Jesus Christ – that's what we're here for.

**If you believe this way and share that vision then we hope you'll join us by investing.**


HISTORICAL INVESTOR SHARE PRICE
Spread the Gospel while building a faith-based company
$1.00
$5.52
$6.10
NOW
Round 1
Round 2
Round 3
Called Higher Studios

**THE VISION: Our vision is to be a beacon of light**

When we close our eyes, we see a full-scale studio located in Nashville TN, producing feature films, television shows, and social media content that honors and spreads the gospel of Jesus Christ. We see ourselves as a launching pad for innovative, young Christian content creators, giving them the support and infrastructure to thrive in their calling.

**INSPIRING NEW PROJECT: The Anne Beiler (Auntie Anne's Pretzels) Story**

EXCITING NEWS!!! We're honored to announce that **Anne Beiler**, the founder of **Auntie Anne's Pretzels** has chosen Called Higher Studios to option her life rights and turn her incredible story into a movie.


OUR NEXT FILM...
Anne Beiler's
LIFE STORY
FOUNDER OF


AuntieAnne's
PRETZEL PERFECT

Anne is a believer and her life story is one of overcoming, redemption, and God's abundant goodness. Speaker, author, and entrepreneur, Anne inspires her audiences to find purpose in their pain and overcome to new levels of success. We're excited to bring this inspiring story of a Woman's Entrepreneurial Success to screen!

**NEWSWORTHY UPDATES:** We're expanding into new media opportunities

There is no doubt that the potential exists to create exponentially rewarding returns through faith-based films, but we also have the additional advantage of other non-traditional revenue streams because of how we structured YOUR company.

We have a passion to bring biblical content not only to the movie industry but also to **other forms of media!**

**1. Children's Book Publishing**

This year we launched **Big Ark Books**, a children's book publishing company that is working with top-notch authors who have sold hundreds of thousands of books. Our first two books, *Ella is Chosen* and *Jax and His Super Sight* will create teachable moments for adults and children to talk about God's gifts and goodness to each of us. It will also give us valuable Intellectual Property to utilize in future movies, cartoons, and animated series.


ELLA IS CHOSEN
Jax and His SuperSight

**2. YouTube Media Channel**

We're excited to announce that Jason McCann of the **Tic Tac Toy YouTube Family Channel** phenomenon is now an investor and part of our advisory board. Jason brings his expertise to help create a Called Higher Studio's YouTube channel with unique, wholesome content.


TIC TAC TOY
XOXO

**OUR TEAM: A company built on family values**

Jesus had a small core team that he trusted with his mission. Film production is very similar. We begin with a small group of people to keep costs down, but when we move into physical production it is not uncommon to hire hundreds of people to work on a movie.

Ash Greyson, one of our co-founders, has worked on **over 90 feature films** and has helped in generating **over $1 Billion Dollars in World Wide Gross Box Office Receipts** for films that he has worked on [4]. If you want to reach the faith-based audience, he's your guy and now you can be his partner.

When you take the team we've put together, our industry knowledge of crowd building, identifying potentially successful IP, cost-conscious production, and distribution and marketing expertise...you've got a recipe for success.

We have the experience, the relationships, and a track record of creating success in this industry...and we're going to do it by **putting Christ first**.

**IN THE NEWS**

Please take a look at the publications below that published our latest press release.


Morning News
DIGITAL JOURNAL
Mammoth Times
MALVERN DAILY RECORD
International Business Times
Daily Herald
YAHOO!
Google
bing
WFMJ
Deer Park Tribune
MARKETPLACE
WRCBtv

**JOIN THE CALLED HIGHER FAMILY**
Our community gives us an advantage, and we're asking you to be a part of it! Please prayerfully consider investing in Caller Higher Studios today!


Jason Brown & Family



[1] - ***These testimonials may not be representative of the experiences of other customers.***
***These testimonials are no guarantee of future performance or success.***

[2] - Source

[3] - Source

[4] - Source